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                              November 19, 2020

       Scott G. Ginn
       Chief Financial Officer
       Amedisys, Inc.
       3854 American Way, Suite A
       Baton Rouge, LA 70816

                                                        Re: Amedisys, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 19,
2020
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 26,
2020
                                                            File No. 000-24260

       Dear Mr. Ginn:

               We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Definitive Proxy Statement on Schedule 14A
       Proposal 1--Election of Directors
       Board Member Qualifications; Diversity, page 9

   1.                                                   The heading to this
section includes diversity; however, there is no explicit discussion of whether or how the
Board considers diversity in identifying director nominees. To the extent the Board
considers diversity, in future filings so state and disclose the consideration given.
Refer to Items 401(e) and 407(c)(2)(vi) of Regulation S-K.
 Scott G. Ginn
FirstName
Amedisys, LastNameScott   G. Ginn
           Inc.
Comapany 19,
November   NameAmedisys,
               2020        Inc.
November
Page  2    19, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tracie Mariner at (202) 551-3744 or Terence O'Brien at
(202) 551-
3355 if you have questions regarding the financial statements and related matters. Please contact
Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:      Lori B. Metrock, Esq.